February 3, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	LONGEVERON LLC

Registration Statement on Form S-1

File January 19, 2021

File No. 333-252234

Ladies and Gentlemen:

On behalf of Longeveron LLC, a limited liability company organized under the laws of Delaware and following a statutory conversion, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 1, 2021 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form -1

Executive and Director Compensation, page 113

1.	Please update your compensation disclosures to provide information for the year ended December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the tables in the Registration Statement in accordance with Item 402 of Regulation S-K and any accompanying footnotes or narrative so as to include compensation for the year ended December 31, 2020.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 412-562-8444 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Jennifer R. Minter
Jennifer R. Minter Buchanan Ingersoll & Rooney PC

Enclosures

Cc (via email):

Geoff Green, Chief Executive Officer

James Clavijo, Chief Financial Officer

Joshua Hare, Chief Science Officer

Stephen E. Faucetta, Kingswood Capital Markets

Andrew Tucker, Nelson Mullins

Brian North, Buchanan Ingersoll & Rooney